                          Press Release

CAE reports second quarter fiscal 2017 results

•      EPS from continuing operations of $0.18 ($0.21 before specific items(1)) vs. $0.28 ($0.18 before specific items) in prior year

•      Order intake of $746.7 million for record $6.5 billion backlog(2)

Montreal, Canada, November 10, 2016 – (NYSE: CAE; TSX: CAE) – CAE today reported revenue of $635.5 million for the second quarter of fiscal year 2017 compared with $616.8 million last year. Second quarter net income attributable to equity holders from continuing operations was $48.3 million ($0.18 per share) compared to $75.3 million ($0.28 per share) last year. Second quarter net income before specific items(3) was $55.5 million, or $0.21 per share, which on the same basis, compares to $47.7 million ($0.18 per share) last year.

“We had good performance in the second quarter and we are tracking our full-year outlook for growth,” said Marc Parent, CAE’s President and Chief Executive Officer. “I am pleased with our progress in executing our growth strategy in all three of our business segments. Specifically in Civil, we had higher training centre utilization, steady operating income growth, and robust order activity, which highlight our strong position and potential within a large market. Our customers depend on CAE as their training partner of choice and continue to be receptive to our unique solutions. For the Company overall, we received $747 million in orders during the quarter for a new record $6.5 billion backlog.”

Summary of consolidated results

(amounts in millions)		Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016
Revenue		$635.5	651.6	722.5	616.3	616.8
Total segment operating income(4)		$85.8	92.1	116.6	86.6	80.0
Operating profit(5)		$76.2	89.0	99.8	84.6	77.6
As a % of revenue	%	12.0	13.7	13.8	13.7	12.6
Restructuring, integration and acquisition costs, net of tax		$7.2	2.2	11.6	1.5	1.8
One-time tax item		$-	-	-	-	29.4
Net income		$48.9	69.3	59.7	56.9	69.2
Net income attributable to equity holders of the Company:
from continuing operations		$48.3	68.7	61.2	57.9	75.3
from discontinued operations		$0.1	(0.1)	(2.4)	(0.2)	(6.5)
Net income before specific items		$55.5	70.9	72.8	59.4	47.7
Total backlog		$6,535.0	6,527.6	6,372.6	6,367.2	6,382.0

Civil Aviation Training Solutions (Civil)

Second quarter Civil revenue was $354.7 million, down 3% compared to the same quarter last year, and segment operating income was $54.2 million (15.3% of revenue), up 8% compared to the second quarter last year. The second quarter includes the impact of a change in revenue recognition arising from the standardization of certain types of commercial aircraft simulators. Civil revenue and segment operating income, if adjusted (6)(7) for the impact of this change would have been $370.0 million and $58.1 million respectively. Second quarter Civil training centre utilization(8) was 70%.

During the quarter Civil signed a series of training solutions contracts valued at $457.6 million, including the sale of 12 full-flight simulators (FFSs). Subsequent to the end of the quarter, Civil sold an additional five full-flight simulators to a major Chinese airline, bringing the total number of FFS sales announced to date to 26. Civil also signed long term training agreements with customers, including business aviation management company TAG Aviation, an undisclosed large business jet fleet operator in Europe and commercial airlines, Air Georgian and Japan Airlines.

The Civil book-to-sales(9) ratio was 1.29x for the quarter and 1.22x for the last 12 months. The Civil backlog at the end of the quarter reached a new record, $3.3 billion.

Summary of Civil Aviation Training Solutions results

(amounts in millions except operating margins, SEU and FFSs deployed)	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016
Revenue	$354.7	371.6	393.0	334.7	365.2
Segment operating income	$54.2	63.8	75.0	55.3	50.1
Operating margins %	15.3	17.2	19.1	16.5	13.7
Total backlog	$3,337.6	3,221.6	3,078.6	3,085.6	3,003.1
SEU(10)	210	209	205	205	202
FFSs deployed	269	269	261	258	259

Defence and Security (Defence)

Second quarter Defence revenue was $253.2 million, up 12% compared to the same quarter last year, and segment operating income was $29.0 million (11.5% of revenue), up 2% compared to the second quarter last year.

Notable awards in Defence during the quarter included continuing training systems and services support on a range of enduring platforms. These involved the U.S. Air Force for the MQ-1 Predator and MQ-9 Reaper remotely piloted aircraft and the Air Force’s KC-135 aerial refueling aircraft. Orders also included the U.S. Navy for training solutions on the MH-60R/S helicopter and the T-44C light transport aircraft. In total, Defence received $261.5 million in orders this quarter, representing a book-to-sales ratio of 1.03x. The ratio for the last 12 months was 0.95x. The Defence backlog at the end of the quarter was $3.2 billion.

Summary of Defence and Security results

(amounts in millions except operating margins)		Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016
Revenue		$253.2	257.3	293.7	253.3	226.2
Segment operating income		$29.0	28.4	38.1	29.7	28.4
Operating margins	%	11.5	11.0	13.0	11.7	12.6
Total backlog		$3,197.4	3,306.0	3,294.0	3,281.6	3,378.9

Healthcare

Second quarter Healthcare revenue was $27.6 million compared to $25.4 million in the same quarter last year, and segment operating income was $2.6 million compared to $1.5 million in the second quarter last year.

Notable during the quarter was the use of CAE’s solutions in the clinical domain. Healthcare sold its training solutions to a major medical device manufacturer in the U.S., and also began a collaboration with another medical device manufacturer for point-of-care ultrasound training for patient assessment and diagnosis. More recently, CAE Healthcare’s Vimedix ultrasound simulator was used as part of the examination process for the European Diploma in Echocardiography for physicians during the European Society of Intensive Care Medicine Annual Congress.

Summary of Healthcare results

(amounts in millions except operating margins)		Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016
Revenue		$27.6	22.7	35.8	28.3	25.4
Segment operating income (loss)		$2.6	(0.1)	3.5	1.6	1.5
Operating margins	%	9.4	-	9.8	5.7	5.9

Additional financial highlights

Specific items this quarter of $7.2 million (net after-tax) involve restructuring, completed this quarter, related to the process improvement program that we introduced last year, as well as restructuring, integration and acquisition costs related to the purchase of Lockheed Martin Commercial Flight Training (LMCFT).

Free cash flow(11) from continuing operations was $27.3 million for the quarter compared to $101.7 million in the second quarter last year. Free cash flow for the first six months of the year was $42.8 million compared to $40.5 million for the same period last year.

Income taxes this quarter were $9.5 million, representing an effective tax rate of 16%, compared to 21% for the second quarter last year, excluding one-time tax items. The lower tax rate this quarter was mainly due to a change in the mix of income from various jurisdictions.

Growth and maintenance capital expenditures(12) totaled $58.8 million this quarter.

Net debt(13) ended the second quarter at $922.7 million for a net debt-to-total capital ratio(14) of 32.1%. This compares to net debt of $880.3 million and a net debt-to-total capital ratio of 31.6% at the end of the last quarter.

Return on capital employed(15) (ROCE) was 10.7% in the second quarter compared to 11.0% last year.

CAE will pay a dividend of 8 cents per share effective December 30, 2016 to shareholders of record at the close of business on December 15, 2016.

During the three months ended September 30, 2016, CAE repurchased and cancelled a total of 829,100 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $17.20 per common share, for a total consideration of $14.3 million.

Impact of the standardization of certain types of simulators on revenue recognition

CAE’s process improvement program results in the standardization of certain types of commercial aircraft simulators. For standardized simulators, percentage-of-completion (POC) accounting is no longer appropriate and thus the Company began recognizing revenue upon completion for such simulators in fiscal 2017. To facilitate performance comparability, management has provided the quarterly impact of this change on Civil revenue (Civil revenue – adjusted(6)), Civil segment operating income (Civil segment operating income – adjusted(7)), and EPS (EPS before specific items and adjusted for the impact of the standardization of simulators on revenue recognition(16)).

This is a non-GAAP measure. We calculate the impact of the change in revenue recognition arising from the standardization of certain types of simulators by adjusting for the recognition of Civil revenue, Civil segment operating income and EPS upon completion for these simulators versus the Civil revenue, Civil segment operating income and EPS that would have otherwise been recognized under POC accounting.

Impact on Civil revenue and segment operating income

(amounts in millions)		Q2-2017	Impact of the standardization of simulators on revenue recognition	Q2-2017 Adjusted	Q2-2016
Civil
	Revenue	$354.7	15.3	370.0	365.2
	Segment operating income	$54.2	3.9	58.1	50.1

Impact on Earnings per share	Q2-2017	Q2-2016
EPS attributable to equity holders of the Company from continuing operations	$0.18	0.28
Specific items *	$0.03	(0.10)
EPS before specific items	$0.21	0.18
Impact of the standardization of simulators on revenue recognition	$0.01	-
EPS before specific items and adjusted for the impact of the standardization of simulators on revenue recognition	$0.22	0.18

*Specific items include restructuring, integration and acquisition costs, net of tax, and one-time tax items.

Management outlook for fiscal 2017 unchanged

CAE continues to expect revenue and operating income growth in all segments in fiscal year 2017, led primarily by Civil, which is expected to have higher annual utilization of its training network and low double-digit percentage operating income growth. The Company continues to expect modest growth in Defence and double-digit percentage growth in Healthcare. CAE expects the level of total capital expenditures in fiscal 2017 to remain relatively stable with the prior year ($117.8 million), with the exception of the addition of approximately $100 million capital investment for the U.S. Army Fixed-Wing Flight Training program. This program is expected to become operational for training by the end of the fiscal year. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2016 MD&A.

Detailed information

Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated interim financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated interim financial statements and MD&A for the quarter ended September 30, 2016 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q2 FY2017

CAE President and CEO, Marc Parent; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a 70-year record of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with 8,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release

This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements

Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2017 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements are typically identified by future or conditional verbs such as anticipate, believe, expect, and may. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this press release describe our expectations as of November 10, 2016 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 10, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2017 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in FY2017 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions

A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2017 contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and interest rates to remain largely unchanged in fiscal 2017; a sustained level of competition in civil, defence & healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a relatively stable defence market.

Assumptions concerning our businesses

A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2017 contained in this news release, including, but not limited to factors including: productivity and efficiency gains to lower CAE’s manufacturing costs and cycle times; maintenance of CAE’s market share in civil simulator sales in the face of price competition; and higher Civil training network utilization.

The foregoing assumptions, although considered reasonable by CAE on November 10, 2016, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2017 financial guidance, are set out in CAE’s MD&A for the year ended March 31, 2016 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2016 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2017 outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures

This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(2) Total backlog is a non-GAAP measure that includes obligated backlog, joint venture backlog and unfunded backlog. Obligated backlog represents the expected value of orders we have received but have not yet executed. Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

(3) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring, integration and acquisition costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(4) Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

(5) Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(6) Civil revenue – adjusted is a non-GAAP measure we present to facilitate performance comparability that takes into account the impact of the change in revenue recognition arising from the standardization of certain types of simulators. We calculate this by taking our Civil revenue and adjusting for the impact of the recognition of revenue upon completion for these simulators versus the revenue that would have otherwise been recognized under POC accounting.

(7) Civil segment operating income - adjusted is a non-GAAP measure we present to facilitate performance comparability that takes into account the impact of the change in revenue recognition arising from the standardization of certain types of simulators. We calculate this by taking our Civil segment operating income and adjusting for the impact of the recognition of segment operating income upon completion for these simulators versus the segment operating income that would have otherwise been recognized under POC accounting.

(8) Utilization rate is an operating measure we use to assess the performance of our Civil simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(9) The book-to-sales ratio is the total orders divided by total revenue in a given period.

(10) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(11) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(12) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(13) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(14) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(15) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

(16) EPS before specific items and adjusted for the impact of the standardization of simulators on revenue recognition is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs, one-time tax items and the impact of the standardization of certain types of simulators from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing restructuring, integration and acquisition costs, net of tax, one-time tax items as well as the impact of the recognition of net income upon completion for these simulators versus the net income that would have otherwise been recognized under POC accounting by the average number of diluted shares. We track it because we believe it makes it easier to compare across reporting periods.

For a detailed reconciliation of these measures as well as other non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts

Investor Relations:

Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

	September 30	March 31
(amounts in millions of Canadian dollars)	2016	2016
Assets
Cash and cash equivalents	$343.3	$485.6
Accounts receivable	546.9	500.0
Contracts in progress: assets	302.5	339.1
Inventories	400.4	278.3
Prepayments	75.1	86.3
Income taxes recoverable	29.8	34.5
Derivative financial assets	21.0	24.2
Assets held for sale	1.7	1.6
Total current assets	$1,720.7	$1,749.6
Property, plant and equipment	1,550.6	1,473.1
Intangible assets	941.0	929.2
Investment in equity accounted investees	368.6	345.1
Deferred tax assets	51.3	46.8
Derivative financial assets	20.7	19.8
Other assets	459.3	433.1
Total assets	$5,112.2	$4,996.7

Liabilities and equity
Accounts payable and accrued liabilities	$757.0	$832.8
Provisions	42.0	30.0
Income taxes payable	7.3	11.3
Contracts in progress: liabilities	224.4	174.7
Current portion of long-term debt	47.1	119.3
Derivative financial liabilities	18.9	24.7
Liabilities held for sale	0.4	0.1
Total current liabilities	$1,097.1	$1,192.9
Provisions	29.0	10.2
Long-term debt	1,218.9	1,153.6
Royalty obligations	131.6	135.3
Employee benefit obligations	237.3	168.0
Deferred gains and other non-current liabilities	237.8	172.7
Deferred tax liabilities	202.7	213.1
Derivative financial liabilities	6.3	10.6
Total liabilities	$3,160.7	$3,056.4
Equity
Share capital	$612.2	$601.7
Contributed surplus	19.0	18.3
Accumulated other comprehensive income	214.6	220.7
Retained earnings	1,049.4	1,048.0
Equity attributable to equity holders of the Company	$1,895.2	$1,888.7
Non-controlling interests	56.3	51.6
Total equity	$1,951.5	$1,940.3
Total liabilities and equity	$5,112.2	$4,996.7

Consolidated Income Statement

	Three months ended		Six months ended
	September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2016	2015	2016	2015
Continuing operations
Revenue	$635.5	$616.8	$1,287.1	$1,173.8
Cost of sales	448.6	457.6	910.2	857.0
Gross profit	$186.9	$159.2	$376.9	$316.8
Research and development expenses	25.9	20.3	50.9	41.1
Selling, general and administrative expenses	84.3	69.3	164.9	141.1
Other losses (gains) – net	3.7	(2.0)	6.4	(6.7)
After tax share in profit of equity accounted investees	(12.8)	(8.4)	(23.2)	(19.9)
Restructuring, integration and acquisition costs	9.6	2.4	12.7	10.1
Operating profit	$76.2	$77.6	$165.2	$151.1
Finance income	(2.8)	(2.3)	(5.1)	(4.3)
Finance expense	20.7	21.4	42.7	42.1
Finance expense – net	$17.9	$19.1	$37.6	$37.8
Earnings before income taxes	$58.3	$58.5	$127.6	$113.3
Income tax expense (recovery)	9.5	(17.2)	9.4	(7.4)
Earnings from continuing operations	$48.8	$75.7	$118.2	$120.7
Discontinued operations
Earnings (loss) from discontinued operations	0.1	(6.5)	-	(7.0)
Net income	$48.9	$69.2	$118.2	$113.7
Attributable to:
Equity holders of the Company	$48.4	$68.8	$117.0	$113.2
Non-controlling interests	0.5	0.4	1.2	0.5
	$48.9	$69.2	$118.2	$113.7
Earnings (loss) per share from continuing and discontinued
operations attributable to equity holders of the Company
Basic and diluted – continuing operations	$0.18	$0.28	$0.43	$0.45
Basic and diluted – discontinued operations	-	(0.02)	-	(0.03)
	$0.18	$0.26	$0.43	$0.42

Consolidated Statement of Comprehensive Income

	Three months ended		Six months ended
	September 30		September 30
(amounts in millions of Canadian dollars)	2016	2015	2016	2015
Net income	$48.9	$69.2	$118.2	$113.7
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$25.0	$128.1	$(7.8)	$126.9
Net loss on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(4.2)	(39.4)	(5.5)	(30.7)
Reclassification to income or to the related non-financial asset	(0.2)	(12.1)	(1.3)	(16.1)
Income taxes	(0.1)	(4.8)	2.5	(4.2)
	$20.5	$71.8	$(12.1)	$75.9
Net change in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(4.4)	$(38.1)	$1.8	$(36.8)
Reclassification to income	5.8	17.0	8.3	22.3
Income taxes	(0.4)	5.8	(2.7)	4.0
	$1.0	$(15.3)	$7.4	$(10.5)
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	$-	$-	$(0.1)	$0.1
	$-	$-	$(0.1)	$0.1
Share in the other comprehensive income of equity accounted investees
Share in the other comprehensive income of equity accounted investees	$3.7	$15.2	$(1.7)	$9.9
	$3.7	$15.2	$(1.7)	$9.9
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$(2.1)	$(13.4)	$(62.5)	$25.5
Income taxes	0.6	3.5	16.8	(7.1)
	$(1.5)	$(9.9)	$(45.7)	$18.4
Other comprehensive income (loss)	$23.7	$61.8	$(52.2)	$93.8
Total comprehensive income	$72.6	$131.0	$66.0	$207.5
Attributable to:
Equity holders of the Company	$71.9	$125.3	$65.2	$201.4
Non-controlling interests	0.7	5.7	0.8	6.1
	$72.6	$131.0	$66.0	$207.5
Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	$71.8	$137.9	$65.2	$213.0
Discontinued operations	0.1	(12.6)	-	(11.6)
	$71.9	$125.3	$65.2	$201.4

Consolidated Statement of Changes in Equity
	Attributable to equity holders of the Company
Six months ended September 30, 2016	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	269,634,816	$601.7	$18.3	$220.7	$1,048.0	$1,888.7	$51.6	$1,940.3
Net income	-	$-	$-	$-	$117.0	$117.0	$1.2	$118.2
Other comprehensive income (loss):
Foreign currency translation	-	-	-	(11.7)	-	(11.7)	(0.4)	(12.1)
Net change in cash flow hedges	-	-	-	7.4	-	7.4	-	7.4
Net change in available-for-sale financial instruments	-	-	-	(0.1)	-	(0.1)	-	(0.1)
Share in the other comprehensive income of
equity accounted investees	-	-	-	(1.7)	-	(1.7)	-	(1.7)
Defined benefit plan remeasurements	-	-	-	-	(45.7)	(45.7)	-	(45.7)
Total comprehensive (loss) income	-	$-	$-	$(6.1)	$71.3	$65.2	$0.8	$66.0
Stock options exercised	860,460	10.5	-	-	-	10.5	-	10.5
Optional cash purchase	1,637	-	-	-	-	-	-	-
Common shares repurchased and cancelled	(2,024,400)	(4.6)	-	-	(28.2)	(32.8)	-	(32.8)
Transfer upon exercise of stock options	-	2.2	(2.2)	-	-	-	-	-
Share-based payments	-	-	2.9	-	-	2.9	-	2.9
Additions to non-controlling interests	-	-	-	-	-	-	3.9	3.9
Stock dividends	138,084	2.4	-	-	(2.4)	-	-	-
Cash dividends	-	-	-	-	(39.3)	(39.3)	-	(39.3)
Balances, end of period	268,610,597	$612.2	$19.0	$214.6	$1,049.4	$1,895.2	$56.3	$1,951.5

	Attributable to equity holders of the Company
Six months ended September 30, 2015	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	266,903,070	$559.0	$19.1	$177.3	$879.8	$1,635.2	$51.2	$1,686.4
Net income	-	$-	$-	$-	$113.2	$113.2	$0.5	$113.7
Other comprehensive income (loss):
Foreign currency translation	-	-	-	70.3	-	70.3	5.6	75.9
Net change in cash flow hedges	-	-	-	(10.5)	-	(10.5)	-	(10.5)
Net change in available-for-sale financial instruments	-	-	-	0.1	-	0.1	-	0.1
Share in the other comprehensive income of
equity accounted investees	-	-	-	9.9	-	9.9	-	9.9
Defined benefit plan remeasurements	-	-	-	-	18.4	18.4	-	18.4
Total comprehensive income	-	$-	$-	$69.8	$131.6	$201.4	$6.1	$207.5
Stock options exercised	1,340,630	12.4	-	-	-	12.4	-	12.4
Optional cash purchase	1,983	-	-	-	-	-	-	-
Transfer upon exercise of stock options	-	3.7	(3.7)	-	-	-	-	-
Share-based payments	-	-	2.2	-	-	2.2	-	2.2
Stock dividends	1,006,993	14.5	-	-	(14.5)	-	-	-
Cash dividends	-	-	-	-	(25.0)	(25.0)	-	(25.0)
Balances, end of period	269,252,676	$589.6	$17.6	$247.1	$971.9	$1,826.2	$57.3	$1,883.5

The balance of retained earnings and accumulated other comprehensive income as at September 30, 2016 was $1,264.0 million (2015 – $1,219.0 million).

Consolidated Statement of Cash Flows

Six months ended September 30
(amounts in millions of Canadian dollars)	2016		2015
Operating activities
Earnings from continuing operations	$118.2		$120.7
Adjustments for:
Depreciation of property, plant and equipment	62.3		58.5
Amortization of intangible and other assets	42.9		45.0
After tax share in profit of equity accounted investees	(23.2)		(19.9)
Deferred income taxes	0.2		6.4
Investment tax credits	(9.7)		(35.3)
Share-based compensation	3.3		2.0
Defined benefit pension plans	6.7		6.9
Amortization of other non-current liabilities	(36.3)		(20.2)
Other	29.5		(23.7)
Changes in non-cash working capital	(83.2)		(60.5)
Net cash provided by operating activities	$110.7		$79.9
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(10.9)		$13.6
Proceeds from disposal of discontinued operations	-		29.2
Capital expenditures for property, plant and equipment	(113.5)		(48.8)
Proceeds from disposal of property, plant and equipment	2.3		1.5
Capitalized development costs	(14.9)		(15.4)
Enterprise resource planning (ERP) and other software	(5.0)		(6.1)
Net (payments to) proceeds from equity accounted investees	(8.8)		0.3
Dividends received from equity accounted investees	2.8		14.4
Other	4.5		(3.1)
Net cash used in investing activities	$(143.5)		$(14.4)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities	$343.5		$299.4
Repayment of borrowing under revolving unsecured credit facilities	(308.5)		(314.0)
Proceeds from long-term debt	14.8		14.6
Repayment of long-term debt	(87.0)		(13.5)
Repayment of finance lease	(9.3)		(7.0)
Dividends paid	(39.3)		(25.0)
Common stock issuance	10.5		12.4
Repurchase of common shares	(32.8)		-
Net cash used in financing activities	$(108.1)		$(33.1)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(1.4)		$14.4
Net (decrease) increase in cash and cash equivalents	$(142.3)		$46.8
Cash and cash equivalents, beginning of period	485.6		330.2
Cash and cash equivalents, end of period	$343.3		$377.0
Supplemental information:
Dividends received	$2.8		$14.4
Interest paid	34.8	1	25.9
Interest received	4.2	1	3.8
Income taxes paid	16.8	1	9.6